Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be held on September 27, 2017

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 27, 2017 at 11:00 a.m. (Jersey time), at the registered office of the Company located at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on August 22, 2017 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2017 (the “Annual Report”) were first mailed to Shareholders on or about August 22, 2017. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on June 30, 2017 there were 50,548,955 ordinary shares issued and outstanding (excluding 3,300,000 treasury shares).

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11:00 a.m. (Jersey time) on October 4, 2017 at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Ozannes Corporate Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Ozannes Corporate Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Ozannes Corporate Services (Jersey) Limited), at least 48 hours before the time appointed for the Annual General Meeting, will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 7 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2017, together with the auditors’ report;

2.	Re-appointment of Grant Thornton India LLP as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2018;

4.	Re-election of the Class II Director, Mr. Keshav R. Murugesh;

5.	Re-election of the Class II Director, Mr. Michael Menezes;

6.	Re-election of the Class II Director, Mr. Keith Haviland[1]; and

7.	Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018.

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2017, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all materials respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board and are accompanied by the auditors’ report from Grant Thornton India LLP (which is set out as Appendix A to this Proxy Statement). Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2017, together with the auditors’ report (as set out in the Appendix A).

The Board recommends a vote “FOR” the adoption of the audited accounts of the Company for the financial year ended March 31, 2017, together with the auditors’ report.

PROPOSAL NO. 2

THAT Grant Thornton India LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018.

[1]	One of our Class II director, Albert Aboody has chosen not to stand for re-election and hence his term of directorship will expire at the Annual General Meeting.

A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton India LLP as the Company’s auditors in respect of the financial year ending March 31, 2018 and until the annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton India LLP as the Company’s auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018.

PROPOSAL NO. 3

THAT:

(a)	a sum of US$525,000 (excluding taxes and out of pocket expenses); and

(b)	a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2018, be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton India LLP as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2018 and that the Board of Directors or a committee thereof be and hereby is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Under the Articles of Association of the Company, the business of a general meeting includes fixing the remuneration of the auditors. The actual precise amount of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2018 is not known. Consequently, the approval of the Shareholders in the Annual General Meeting is sought for the following to be available for payment of remuneration of the auditors for audit in respect of the Company’s financial statements to be rendered during the financial year ending March 31, 2018:

(a)	a sum of US$525,000 (excluding taxes and out of pocket expenses); and

(b)	a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2018.

The precise amount to be paid to the auditors for audit services will be determined by the Board or a committee thereof. The amount of fees that will be approved by the Board of Directors or a committee thereof, pursuant to the approval of Shareholders being granted herein (if this proposal is adopted), will be based on the number and location of the Company’s worldwide subsidiaries. The amount of fees may (be higher than US$525,000) to the extent any additional subsidiary is incorporated or acquired in the financial year ending March 31, 2018, is approved by the Board or a committee thereof and is disclosed to Shareholders in the annual report for the financial year ending March 31, 2018.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote ‘“FOR’” the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2018.

PROPOSAL NO. 4

THAT Mr. Keshav R. Murugesh be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Mr. Keshav R. Murugesh is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Keshav R. Murugesh be re-elected as a Class II Director.

The biography of Mr. Keshav R. Murugesh and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Keshav R. Murugesh to the Board of Directors.

PROPOSAL NO. 5

THAT Mr. Michael Menezes be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Mr. Michael Menezes is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Michael Menezes be re-elected as a Class II Director.

The biography of Mr. Michael Menezes and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Michael Menezes to the Board of Directors.

PROPOSAL NO. 6

THAT Mr. Keith Haviland be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Mr. Keith Haviland is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Keith Haviland be re-elected as a Class II Director.

The biography of Mr. Keith Haviland and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Keith Haviland to the Board of Directors.

SPECIAL BUSINESS

PROPOSAL NO. 7

THAT:

(a)	an aggregate sum of US$4 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the 2016 Incentive Award Plan (“2016 Plan”) to Directors by the Board of Directors or a committee thereof in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the 2016 Plan is limited to the maximum number of ordinary shares available for such purpose under the 2016 Plan.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of US$4 million to be available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the 2016 Plan). The remuneration and other benefits will be apportioned amongst the Directors in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement.

Further, as part of the Directors’ remuneration, the Company is also requesting shareholders’ approval for Awards to be granted to the Directors of the Company by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the 2016 Plan) in accordance with the 2016 Plan for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018. The aggregate sum of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the 2016 Plan) paid to the Directors for their services rendered during the financial year ended March 31, 2017 was US$2.7 million. Our Directors were granted 313,187 restricted share units during the financial year ended March 31, 2017.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$4 million as being available for the payment of Directors’ remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b); and (b) the making of Awards under the 2016 Plan to Directors by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the 2016 Plan) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the Annual General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2017 filed with the Commission on June 29, 2017; and

2.	The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2017 and for the three months ended June 30, 2017 and 2016, submitted to the Commission on July 28, 2017.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Gopi Krishnan.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at June 30, 2017) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon(1)(2)	63	Non-Executive Chairman
Albert Aboody(3)(4)	70	Director
Gareth Williams(2)(5)	64	Director
John Freeland (6)	63	Director
Keshav R. Murugesh	53	Director and Group Chief Executive Officer
Keith Haviland(6)(7)	58	Director
Michael Menezes(6)	64	Director
Renu S. Karnad(1)(8)	64	Director
Françoise Gri(6)	59	Director
Executive Officers
Keshav R. Murugesh	53	Group Chief Executive Officer
Sanjay Puria	43	Group Chief Financial Officer
Ronald Gillette	60	Chief Operating Officer
Swaminathan Rajamani	41	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Chairman of our Audit Committee.
(4)	Mr. Albert Aboody has chosen not to stand for re-election and hence his term of directorship will expire at the Annual General Meeting. Mr. Michael Menezes will take over as Chairman of our Audit Committee upon his retirement.
(5)	Chairman of our Compensation Committee.
(6)	Member of our Audit Committee.
(7)	Appointed as a director with effect from July 1, 2017.
(8)	Chairman of our Nominating and Corporate Governance Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice-Chairman of the Board in January 2013. In January,2014 he was appointed as the Non-Executive Chairman of the Board. He is currently a member of the Board of Directors and a member of the Audit Committee of HealthEquity, Inc. He is also a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc. During his career, he served as a member of the Board of Wonga Group Limited from 2013 to 2015, NDS Group Limited from 2011 to 2012, Verigy Pty from 2006 to 2007, and LumiLeds Inc. from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice-President-Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010, and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice-President and Chief Financial and Planning Officer from 1995 to 2001. He was a member and past Chairman of the Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in Economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 East 57th Street, Apartment, 3D, New York, NY 10022, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Currently Mr. Williams serves as the Chairman of YSC and served as a member of the Board of YSC from 2013 to 2016. He is an independent director of SAGA plc. and also served as the advisor to the CEO of Diageo plc till June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo plc. in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to Grand Metropolitan, plc’s merger with Guinness that formed Diageo plc. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Trees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, UK.

John Freeland was appointed to our Board of Directors in September 2014. Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc. He is also the founder of JF Fitness of North America. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the CEO of Symphony Information Resources, Inc. a leading global provider of information, insights and decision solutions, from October 2007 to May 2012. In his previous roles, he was President - Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global insurance and global customer relationship management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration degree from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, New York, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc.(“Syntel”), a Nasdaq-listed information technology company, and its subsidiaries. He holds a Bachelor of Commerce degree and is a Fellow of the Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc., between 1989 and 2002. He was appointed the Honorary Chairman of The Confederation of Indian Industry - Western India’s Education Committee in 2017. He was also appointed as the Chairman of Audit Committee of NASSCOM in July, 2017. He is the former chairman of the BPM Council of NASSCOM and an elected member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of the WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Keith Haviland was appointed to our Board of Directors in July, 2017. He brings 35 years of global technology and business experience to the Company, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a founder of their offshore business model and global delivery network for Technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. In this role, he was involved in driving innovation and growth, including industry capabilities, digital, cloud, software-as-a-service, and Agile offerings. Currently, Keith is a film producer and the founder of Haviland Digital Limited, a company dedicated to creating intelligent film, television and digital media. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Member of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston upon Thames, London, KT2 5SW, United Kingdom.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as the advisor to Fairfax India and also as an Executive-in-Residence to MBA students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc., a business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada. He was also CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as CEO and CFO in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the CFO for ONIC (Holding), CEO of ITC Agro Tech Ltd., India, and held various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and is a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is 220 Cummer Avenue, Toronto, M2M 2E7, Canada.

Renu S. Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad joined Housing Development Finance Corporation Limited (HDFC Limited) in 1978 and currently serves as the Managing Director of HDFC Limited. She is also a director on several other boards, including BOSCH Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, Feedback Infrastructure Services Private Limited, EIH Limited, HIREF International LLC, ABB India Limited, H T Parekh Foundation, HIREF International Fund II Pte. Limited, HIREF International Fund Pte Limited and HDFC Plc (Maldives). Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi 110067, India.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as CEO of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. Ms. Gri joined Manpower, Inc., a workforce solutions company which she joined in 2007, where she served as Executive Vice-President - France, and then Executive Vice-President-Southern Europe. During her 26-year career at IBM, she served in the role of President and Country General Manager for IBM France. She is a member of the Board of Directors at Credit Agricole and Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees in Grenoble, France. The business address of Ms. Gri is 25 Rue des Vaussourds, 92500 Rueil-Malmaison, France.

Our Board believes that each of our company’s directors is skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board and seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance function. Presently, he serves on the Board of the WNS Cares Foundation. Mr. Puria has over 18 years of experience, out of which over 14 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group CFO. Prior to joining WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing & commercials and implementation of LEAN initiatives. Mr. Puria is a Chartered Accountantant of the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination of the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Ronald Gillette is our Chief Operating Officer and is responsible for WNS’s global sales, operations and capability creation. Based in the United States, he drives WNS’s strategic plans and operating results. Prior to joining WNS, Mr. Gillette worked with Xerox in the US and Europe. Previously, he was the Group President, Xerox Business Services in Europe with responsibility for all Financial Services and Insurance clients and had led Xerox’s global FAO business. Before joining Xerox Services, Gillette was a senior partner at Accenture, responsible for growing its BPM business. He has also worked with Deloitte Consulting, Ernst & Young and EDS in various leadership roles with a focus on building outsourcing businesses. He has a Bachelor of Science degree from the United States Military Academy, at West Point. He holds a Master of Business Administration degree from Marymount University in Arlington, Virginia. The business address of Mr. Gillette is 15 Exchange Place, Jersey City, New Jersey 07302, United States.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President - Human Resources and was the Country Head - HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt - HR and Assistant Vice President and Head - Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

B. Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal—Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•	Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, their ability to directly impact our results and strategic initiatives increases. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•	Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•	Balanced in Focus on Long Term versus Short Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short term performance goals in a manner that supports and encourages long term success and profitability.

•	Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•	Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of restricted share units (“RSUs”);

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our executives’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any base salary adjustments are usually approved early in the fiscal year, effective as at April 1, or as set out in the relevant employment agreement. The specific amount of base salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting base salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executive officers. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and cash bonuses add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I – Item 6E Share Ownership – Share Ownership Guidelines.”

Other Benefits and Perquisites

We provide benefits and perquisites to our executive officers that are generally available to and consistent with those provided to our other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. Such benefits and perquisites are intended to enhance the competitiveness of our overall compensation program. Such benefits normally include medical, accident and life insurance coverage, retirement benefits, club membership, reimbursement of telephone expenses, car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period as compared to other employees.

•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own interest or employment.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for the grant of equity awards for each of our executive officers and approving such equity grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an external compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific position an executive officer holds for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•	Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) and other measures, such as operating margin, are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•	Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Compensation Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company on the last day of the fiscal year, March 31, to be eligible for payment under our cash bonus or variable incentive program.

Although most of our compensation decisions are taken in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2017

During fiscal 2017, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our executive officers in fiscal 2017 included the following:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	HCL Technologies;

•	Cognizant;

•	Infosys (BPO);

•	Convergys;

•	Syntel;

•	Wipro Technologies (BPO); and

•	Tata Consultancy Services (BPO).

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of peer companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position in the relevant industry, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2017.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2017 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2017” below.

Executive Compensation for Fiscal 2017

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2017 (excluding grants of RSUs which are described below).

Name	Base Salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$618,761	$59,989	$1,470,040	$2,148,790
Sanjay Puria	$238,136	$12,837	$375,050	$626,023
Ronald Gillette	$388,518	$20,922	$500,885	$910,325
Swaminathan Rajamani	$194,023	$10,606	$177,713	$382,342
Total	$1,439,438	$104,354	$2,523,688	$4,067,480

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2017 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following changes to the base salary:

•	Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $733,901 from $658,207 in fiscal 2017. The salary revision was effective February 19, 2017.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $250,143 from $223,342 in fiscal 2017. The salary revision was effective April 1, 2016.

•	Mr. Ronald Gillette’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $408,107 from $386,832 in fiscal 2017. The salary revision was effective April 1, 2016.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised to $203,806 from $183,609 in fiscal 2017. The salary revision was effective April 1, 2016.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), operating margin and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2017 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal year 2017. Each of our executive officers’ variable incentive packages for fiscal 2017 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, for 2017 at $ 917,376 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 176.4% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2017 at $ 212,621 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 176.4% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Gillette’s target variable incentive for 2017 at $ 408,107 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Gillette’s performance objectives the achievement of targets for revenue less repair payments (non-GAAP), ANI (non-GAAP) and operating margins for our various vertical business units, and individual performance objectives. Based on actual performance against these various objectives, Mr. Gillette earned 122.7% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2017 at $101,903 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 174.4% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2017, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of a certain level of share price appreciation.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2017:

Name	Date of grant	Total RSUs granted for fiscal 2017		Grant date fair value ($) (1)
Keshav R. Murugesh	27-Apr-16	195,840	(2)	31.21	(2)
	27-Apr-16	54,400	(3)(4)	12.56	(3)(4)
Sanjay Puria	27-Apr-16	22,200	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)
Ronald Gillette	27-Apr-16	27,360	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)
Swaminathan Rajamani	27-Apr-16	15,120	(5)	31.21	(5)
	27-Apr-16	5,000	(3)(6)	12.56	(3)(6)

Note:

(1)	The amounts shown under this column reflect the dollar amount of the grant date fair value of equity-based RSUs granted during the year.

(2)	These RSUs vest according to the following schedule: 8,160 RSUs vest quarterly on the completion of each of the first eight quarters following the grant date; 5,440 RSUs vest quarterly on the completion of each of the four quarters following the first eight quarters following the grant date; and 108,800 RSUs vest on the third anniversary of the grant date, subject to Mr. Murugesh’s continued employment with our company through the vesting date and the achievement of certain conditions relating to financial performance. The fair value of these RSUs is generally the market price of our shares on the date of grant.

(3)	Following the referendum in the United Kingdom in June 2016 in which voters decided to withdraw from the EU, financial markets experienced increased volatility and we experienced a decline in the price of our ADSs. Consequently, our Compensation Committee decided to extend the timeframe (including the condition of being in the employment) in which RSUs with vesting linked to ADS price performance granted to the executive officer could meet specified ADS price targets.

(4)	Pursuant to amendment agreements dated March 15, 2017 between our company and Mr. Murugesh, the following amendments to the vesting schedule were made to previously granted RSUs, the vesting of which were originally scheduled on the third anniversary of the grant date subject to the achievement of a specified target ADS price over a period of time prior to a date determined by reference to the vesting date and Mr. Murugesh’s continued employment with our company through the vesting date:

•	With respect to 70,551 RSUs granted in April 2014, the vesting date (and accordingly the date by which the specified target ADS price condition must be met) has been extended to the fifth anniversary of the grant date (that is, April 2019). These RSUs granted in April 2014 are not included in the table above which sets out RSUs granted during fiscal 2017.

•	With respect to 59,039 RSUs granted in April 2015, the vesting date (and accordingly the date by which the specified target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2019). These RSUs granted in April 2015 are not included in the table above which sets out RSUs granted during fiscal 2017.

•	With respect to 54,400 RSUs granted in April 2016, the vesting date (and accordingly the date by which the target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2020). These RSUs, as amended, are included in the table above.

As a result of these amendments, the fair values of these RSUs, which have been determined using Monte-Carlo simulation, have been revised as follows and the additional cost of $1.2 million is amortized over the period from the modification date until the vesting date of the modified RSU, which differs from the vesting date of the original RSU.

Date of Grant	Original grant date fair value ($)	Revised grant date fair value ($)
April 2014	2.82	13.37
April 2015	6.37	11.65
April 2016	12.56	14.30

(5)	These RSUs include a base grant and a supplemental grant of 20% of the base grant. The RSUs in the base grant vest according to the following schedule: 5% of the RSUs awarded vest quarterly on the completion of each of the first twelve quarters following the grant date and 40% of the RSUs awarded vest on the third anniversary of the grant date, subject to awardee’s continued employment with our company through the vesting date and the achievement of conditions of financial performance. The awardee will be eligible for the additional vesting of up to 20% of the base grant pursuant to the supplemental grant, with the RSUs awarded pursuant to such supplemental grant vesting on the third anniversary of the grant date, subject to awardee’s continued employment with our company through the vesting date and the achievement of conditions of financial performance as determined by our Compensation Committee. The fair value of these RSUs is generally the market price of our shares on the date of grant.

(6)	Pursuant to an amendment agreement dated March 15, 2017 between our company and the executive officer, amendments to the vesting schedule were made to the 5,000 RSUs granted to the executive officer in April 2016, the vesting of which were originally scheduled on the third anniversary of the grant date subject to the achievement of a specified target ADS price over a period of time prior to a date determined by reference to the vesting date and the executive officer’s continued employment with our company through the vesting date. The vesting date (and accordingly the date by which the target ADS price condition must be met) has been extended to the fourth anniversary of the grant date (that is, April 2020) (and, for the RSUs of Mr. Ronald Gillette, such extension is conditional upon the target ADS price not being met by the original reference date). As a result of these amendments, the fair values of these RSUs, which have been determined using Monte-Carlo simulation, have been revised from $12.56 to $14.30 and the additional cost is amortized over the period from the modification date until the vesting date of the modified RSU, which differs from the vesting date of the original RSU.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2017 are summarized below:

Name	Provident fund	Insurance benefits	Club membership	Total
Keshav R. Murugesh	$48,007	$1,956	$10,026	$59,989
Sanjay Puria	$12,007	$830	$—	$12,837
Ronald Gillette	$19,589	$1,333	$—	$20,922
Swaminathan Rajamani	$9,783	$823	$—	$10,606
Total	$89,386	$4,942	$10,026	$104,354

Non-executive Director Compensation for Fiscal 2017

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2017 (excluding grants of RSUs which are described below):

Name	Retainership fees	Retainership fees for Board/Committee Chairman		Total
Adrian Dillon	$—	$160,000	(1)	$160,000
Albert Aboody	$63,000	$30,000	(2)	$93,000
Gareth Williams	$63,000	$20,000	(3)	$83,000
John Freeland	$63,000	$—		$63,000
Michael Menezes	$63,000	$—		$63,000
Renu S. Karnad	$63,000	$5,109	(4)	$68,109
Francoise Gri	$63,000	$—		$63,000
Sir Anthony Greener(5)	$30,815	$4,891	(4)	$35,706
	$408,815	$220,000		$628,815

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as chairman of our Board of Directors in fiscal 2017.
(2)	Fee paid to Mr. Albert Aboody for serving as chairman of our Audit Committee in fiscal 2017.
(3)	Fee paid to Mr. Gareth Williams for serving as chairman of our Compensation Committee in fiscal 2017.
(4)	Fee paid to Sir Anthony Greener and Renu S. Karnad for serving as chairman of our Nominating and Corporate Governance Committee from April 1, 2016 to September 26, 2016 and from September 27, 2016 to March 31, 2017, respectively, in fiscal 2017.
(5)	Sir Anthony Greener retired as a director of our Company with effect from September 27, 2016.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2017 with a vesting period of one year. No options were granted in fiscal 2017.

Name	Date of grant	Total RSUs granted for fiscal 2017	Grant date fair value ($) (1)	Expiration date
Adrian T. Dillon	13-Jul-16	8,702	$27.58	12-Jul-26
Albert Aboody	13-Jul-16	3,426	$27.58	12-Jul-26
Gareth Williams	13-Jul-16	3,426	$27.58	12-Jul-26
John Freeland	13-Jul-16	3,426	$27.58	12-Jul-26
Michael Menezes	13-Jul-16	3,426	$27.58	12-Jul-26
Renu S. Karnad	13-Jul-16	3,426	$27.58	12-Jul-26
Françoise Gri	13-Jul-16	3,426	$27.58	12-Jul-26
Sir Anthony Greener(2)	13-Jul-16	3,426	$27.58	12-Jul-26

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.
(2)	Sir Anthony Greener retired as a director of our company with effect from September 27, 2016.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the 2016 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Our employment agreement with Mr. Murugesh was further amended effective February 19, 2014 and February 19, 2017 to revise Mr. Murugesh’s compensation (including share grants).

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the amended agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of our company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

1.	His base salary for a period of 12 months from the effective date of termination, which will be paid immediately;;

2.	His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.	Automatic accelerated vesting of RSUs or share options granted him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

If we experience a change in control (as defined in our Third Amended and Restated 2006 Incentive Award Plan, for awards granted under that plan, or as defined in our 2016 Incentive Award Plan, for awards granted under that plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

Third Amended and Restated 2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the Third Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the Third Amended and Restated 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the Third Amended and Restated 2006 Incentive Award Plan.

Administration. The Third Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Third Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the Third Amended and Restated 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Third Amended and Restated 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the Third Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator could grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.

Deferred Shares. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the Third Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Third Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the Third Amended and Restated 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Third Amended and Restated 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our Third Amended and Restated 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at June 30, 2017, options or RSUs to purchase an aggregate of 2,542,780 ordinary shares were outstanding, out of which options or RSUs to purchase 1,298,248 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.68 to $28.47 and the expiration dates of these options range from July 08, 2017 to April 26, 2026.The weighted average grant date fair value of RSUs granted during fiscal 2017, 2016 and 2015 were $30.26, $25.16 and $19.19 per ADS, respectively. There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 RSUs to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek Shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan

We adopted the 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent.

Shares Available for Awards

Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 2,500,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the Third Amended and Restated 2006 Incentive Award Plan were available for issuance or transfer as new awards under the Third Amended and Restated 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the Third Amended and Restated 2006 Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the Third Amended and Restated 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

Administration. The 2016 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2016 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2016 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2016 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the 2016 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Third Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2016 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2016 Incentive Award Plan.

Termination or Amendment. An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however , that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however , that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

Outstanding Awards. As at June 30, 2017, options or RSUs to purchase an aggregate of 1,339,344 ordinary shares were outstanding, out of which options or RSUs to purchase 530,100 ordinary shares were held by all our directors and executive officers as a group. The expiration dates of these RSUs range from November 30, 2026 to June 26, 2027. The weighted average grant date fair value of RSUs granted during fiscal 2017, 2016 and 2015 were $30.26, $25.16 and $19.19 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2017, the total amount accrued by us to provide for pension, retirement or similar benefits was $12.9 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippines pesos per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $8.4 million, $5.9 million and $5.8 million in each of fiscal 2017, 2016 and 2015, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $15,420 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.1 million, $0.9 million and $0.9 million in fiscal 2017, 2016 and 2015, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences, which are expected to be utilized or settled within one year, is determined on an accrual basis for the carried forward unused vacation balances standing to the credit of each employee as at year-end and is charged to income in the year in which they accrue.

Our liability for compensated absences, which are expected to be utilized after one year is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Dillon, Aboody, Williams, Freeland, Haviland and Menezes, Mrs. Karnad, and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2020;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2018; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2019.

Our directors for fiscal 2017 are classified as follows:

•	Class I: Mr. Gareth Williams and Mr. Adrian T. Dillon;

•	Class II: Mr. Keshav R. Murugesh, Mr. Albert Aboody, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Francoise Gri, Mr. John Freeland and Mrs. Renu S. Karnad.

Mr. Keith Haviland was appointed a Class II Director with effect from July 1, 2017. The appointments of Messrs. Murugesh, Aboody, Haviland and Menezes will expire at the Annual General Meeting. We are seeking shareholders’ approval for the re-election of Messrs. Murugesh, Haviland and Menezes at the Annual General Meeting. Mr. Aboody has decided not to stand for re-election and his term of directorship will expire at the next annual general meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.

Our Board of Directors held seven meetings in fiscal 2017.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises five directors: Messrs. Albert Aboody (Chairman), Michael Menezes, John Freeland and Keith Haviland and Ms. Francoise Gri. Mr. Michael Menezes will take over as Chairman of our Audit Committee upon the retirement of Mr. Albert Aboody. Each of Messrs. Aboody, Menezes, Haviland and Freeland and Ms. Gri satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Menezes serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held four meetings in fiscal 2017.

Compensation Committee

The Compensation Committee comprises three directors: Messrs. Gareth Williams (Chairman) and Adrian T. Dillon and Mrs. Renu S. Karnad. Each of Messrs. Williams and Dillon and Mrs. Karnad satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the Third Amended and Restated 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held five meetings in fiscal 2017.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Mrs. Renu S. Karnad (Chairman) and Messrs. Adrian T. Dillon and Gareth Williams. Each of Mrs. Karnad and Messrs. Dillon and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

•	to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.

The Nominating and Corporate Governance Committee held four meetings in fiscal 2017.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2017.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

D. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at June 30, 2017. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2017 are based on an aggregate of 50,548,955 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	68,766	0.136
Albert Aboody	30,615	0.061
Francoise Gri	11,331	0.022
Gareth Williams	15,700	0.031
John Freeland(2)	14,953	0.030
Keshav R. Murugesh	616,783	1.220
Michael Menezes	15,700	0.031
Renu S. Karnad	23,929	0.047
Executive Officers
Sanjay Puria	22,896	0.045
Ronald Gillette	37,347	0.074
Swaminathan Rajamani	14,366	0.028
All our directors and executive officers as a group (11 persons as of June 30, 2017)	872,386	1.726

Notes:

(1)	Of the 68,766 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 14,953 shares beneficially owned by Mr. John Freeland, 5,500 shares are in the form of ADSs.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at June 30, 2017:

Share Ownership Guidelines

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Board Chairman)	3.0 x value of annual share grant in $
For the Board Chairman	4.0 x value of annual share grant in $

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ADSs, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

Our amended policy provides that our executive officers are required to hold a multiple of their annual base salary in shares of our company as shown in the table below.

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Chief Financial Officer	1.5 x annual base salary
Chief People Officer	1.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at June 30, 2017 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 50,548,955 ordinary shares (excluding 3,300,000 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	10,161,688	20.10%
FMR LLC (3)	5,223,499	10.33%
Nalanda India Fund Limited (4)	5,211,410	10.31%

Notes:

(1)	Based on an aggregate of 50,548,955 ordinary shares outstanding as at June 30, 2017 (excluding 3,300,000 treasury shares)

(2)	Information is based on Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017 by (i) Waddell & Reed Financial, Inc. (“WRF”), a publicly traded company; (ii) Waddell & Reed Financial Services, Inc. (“WRFSI”), a subsidiary of WRF; (iii) Waddell & Reed Inc. (“WRI”), a broker-dealer and underwriting subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of our ordinary shares. According to this Amendment No. 6, the investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. WRF, WRFSI, WRI, WRIMCO and IICO are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to WRIMCO and IICO.

(3)	Information is based on Amendment No. 13 to a report on Schedule 13G jointly filed with the Commission on April 7, 2017 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson jointly filed Amendment No. 13 to a report on Schedule 13G with the Commission on April 7, 2017, reporting beneficial ownership of 5,223,499 ordinary shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 13, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(4)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	WRF, WRFSI, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 20.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 and 4 to a report on Schedule 13G filed with the Commission on December 10, 2014 and February 13, 2015, respectively, 21.1% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 12, 2016 and 19.8% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G filed with the Commission on February 14, 2017.

•	FMR LLC reported its percentage ownership of our ordinary shares to be 14.081% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G jointly filed with the Commission on February 13, 2015, 9.425% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 11 to a report on Schedule 13G jointly filed with the Commission on February 12, 2016 9.989% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 12 to a report on Schedule 13G jointly filed with the Commission on February 14, 2017 and 10.458% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 13 to a report on Schedule 13G jointly filed with the Commission on April 7, 2017.

None of our major shareholders have different voting rights from our other shareholders.

As at June 30, 2017, 15,464,337 of our ordinary shares, representing 30.59% of our outstanding ordinary shares, were held by a total of 12 holders of record with addresses in the US. As at the same date, 50,309,320 of our ADSs (representing 50,309,320 ordinary shares), representing 99.53% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act, that were either material to us or the related party, or otherwise unusual or outside the ordinary course of business.

During fiscal 2015, Mr. Gareth Williams was appointed as a Non-Executive director of SAGA Plc. who is our client. During fiscal 2017, we earned a net revenue of $4,675 from this client.

C. Interests of Experts and Counsel

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2017. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton India LLP and Grant Thornton member firms for the years ended March 31, 2017 and March 31, 2016.

	Fiscal
	2017	2016
Audit fees	$559,780	$527,500
Audit-related fees	119,700	28,959
Tax fees	32,000	32,000

Notes:

Audit fees: This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; consents and attest services.

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out of pocket expenses.

Tax fees: This category includes fees billed for tax audits.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from April 1, 2012 to March 31, 2017. The peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and ExlService Holdings, Inc. and Genpact Limited. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends.

Cumulative Total Return

Based upon an initial investment of US$100 on April 1, 2012 with dividends reinvested

Appendix A

Grant Thornton India LLP 16th floor, Tower II Indiabulls Finance Centre, S B Marg Elphinstone W Mumbai 400013 T +91 22 6626 2600 F +91 22 6626 2601 www.grantthornton.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statements of financial position of WNS (Holdings)Limited and subsidiaries (the “Company”) as of March 31, 2017 and 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2017 and the related notes. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WNS (Holdings) Limited and subsidiaries as of March 31, 2017 and

2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and the requirements of the Companies (Jersey) Law 1991.

Report on Other Legal and Regulatory Requirements under Companies (Jersey) Law 1991

Matters on which we are required to report by exception.

We have nothing to report in respect of the following:

Under the Companies (Jersey) Law 1991 we are required to report to you, if in our opinion:

•	the company has not kept proper accounting records; or
•	the financial statements are not in agreement with the accounting records; or
•	we have not received all the information and explanations, which to the best of our knowledge and belief, are necessary for the purposes of our audit.

Kaipa Gopalarathnam Pasupathi

For and on behalf of

Grant Thornton India LLP

Mumbai, India

June 29, 2017